

13011140

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
ANNUAL AUDITED REPORT Mail Processing
FORM X-17A-5 Section
PART III   MAR - 1 2013

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response...... 12.00	

SEC FILE NUMBER
8- 66308

FACING PAGE   Washington DC
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____01/01/2012____ AND ENDING____12/31/2012____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Radnor Research & Trading Company, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

290 King of Prussia Road
_____
(No. and Street)

Radnor	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
William R. James   610-293-2000
_____
                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
_____
(Name – if individual, state last, first, middle name)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Morgan Simpson_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Radnor Research & Trading Company, LLC , as

of _December 31_ , 20 _12_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Elizabeth W. Cook

Notary Public

> COMMONWEALTH OF PENNSYLVANIA
> NOTARIAL SEAL
> ELIZABETH W. COOK, Notary Public
> Radnor Twp., Delaware County
> My Commission Expires February 22, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RADNOR RESEARCH & TRADING COMPANY, LLC

Financial Statements

December 31, 2012

$^+$STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

RADNOR RESEARCH & TRADING COMPANY, LLC

Financial Statements

December 31, 2012

INDEX



STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Radnor Research & Trading Company, LLC, (the "LLC") as of December 31, 2012 and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the LLC's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

-1-

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600   fax 610-687-0016



STEPHANO SLACK LLC
| ACCOUNTANTS AND TAX ADVISORS |

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Radnor Research & Trading Company, LLC as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

February 27, 2013
Wayne, Pennsylvania

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Financial Condition
December 31, 2012

ASSETS

Cash Segregated for Specific Use	$	38
Receivable from Broker-Dealers and Clearing Organizations		305,346
Memberships in Exchanges Owned, at Adjusted Cost (Fair Value $1,750)		1,750
Property and Equipment, Net of Accumulated Depreciation		24,333
Other Assets		234
TOTAL ASSETS	$	331,701

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Cash Overdraft	$	8,298
Accounts Payable and Accrued Expenses		116,652
TOTAL LIABILITIES		124,950
Members' Equity		206,751
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	331,701

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Income
For the Year Ended December 31, 2012

Revenues		
Commissions	$	857,422
Other Income		222,330
TOTAL REVENUES		1,079,752
Expenses		
Account Executive and Other Employee Compensation		735,821
Brokerage and Clearing Expense		50,886
Communications and Data Processing		7,148
Exchange Fees		23,892
Occupancy Expense		27,842
Other Expenses		207,390
TOTAL EXPENSES		1,052,979
NET INCOME	$	26,773

The accompanying notes are an integral part of these financial statements.

-4-

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2012

Balance, January 1, 2012	$	127,496
Net Income		26,773
Members' Contributions		52,482
BALANCE, DECEMBER 31, 2012	$	206,751

The accompanying notes are an integral part of these financial statements.

RADNOR RESEARCH & TRADING COMPANY, LLC
Statement of Cash Flows
For the Year Ended December 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	26,773
Adjustments to Reconcile Net Income to		
Net Cash Flows Used by Operating Activities		
Depreciation		8,745
(Increase) Decrease in Assets		
Cash Segregated for Specific Use		194
Receivable from Broker-Dealers and Clearing Organizations		(28,375)
Other Assets		358
(Decrease) Increase in Liabilities		
Cash Overdraft		8,298
Accounts Payable and Accrued Expenses		(75,548)
NET CASH FLOWS USED		
BY OPERATING ACTIVITIES		(59,555)
CASH FLOWS FROM FINANCING ACTIVITIES		
Members' Contributions		52,482
NET DECREASE IN CASH AND CASH EQUIVALENTS		(7,073)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		7,073
CASH AND CASH EQUIVALENTS, END OF YEAR	$	0

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

The LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority and is a member of the New York Stock Exchange (NYSE) and the National Association of Securities Dealers Automated Quotations (NASDAQ). The LLC is a Pennsylvania Limited Liability Company that provides brokerage services to customers who are predominately small and middle-market businesses.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – The LLC considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The LLC maintains cash balances at a financial institution. Both interest bearing and non-interest bearing accounts with the same depository institution will be insured by the Federal Deposit Insurance Corporation for a combined total of $250,000. In the normal course of business, the LLC may have deposits that exceed the insured balance in its interest bearing and non-interest bearing accounts.

Accounts Receivable - Accounts receivable are carried at cost. The LLC extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. The LLC does not accrue finance or interest charges. On a periodic basis, management evaluates its accounts receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The LLC uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Property and Equipment – Property and equipment are recorded at cost. Depreciation is provided on the straight-line method. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment - (continued)

The estimated useful lives for depreciation are:

Equipment	5 Years
Software	3 Years
Furniture and Fixtures	7 Years
Leasehold Improvements	15-39 Years

Long-Lived Assets – As required by the *Property, Plant, and Equipment* Topic of the FASB Accounting Standards Codification No. 360 ("FASB ASC 360"), long-lived assets are required to be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell. There was no impairment loss noted as of December 31, 2012.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Fair Value of Financial Instruments – As required by the *Fair Value Measurement* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"), the carrying amounts for receivables, other assets, cash overdrafts, accounts payable and accrued expenses approximate their fair value because of their short-term maturity.

Income Taxes – The LLC does not pay corporate income taxes on their taxable income. Instead, the members are liable for individual income taxes on the LLC's taxable income.

The LLC has evaluated all tax positions, including its status as a pass-through entity, and has concluded that the LLC has no uncertain tax positions that need to be evaluated under the *Income Taxes* Topic of FASB Accounting Standards Codification No. 740 ("FASB ASC 740"). The LLC is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The LLC's management believes it is no longer subject to income tax examinations for year prior to 2009.

Exchange Memberships - The LLC's exchange memberships, which represent ownership interests in the exchanges and provide the LLC with the right to conduct business on the exchanges, are recorded at cost or, if an other than temporary impairment in value has occurred, at a value that reflects management's estimate of the impairment. There were no exchange memberships impaired in 2012. At December 31, 2012, the fair value of the membership in exchanges owned was $1,750.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2012 was $9,127.

NOTE 3 - Receivable from Broker-Dealers and Clearing Organizations

Receivables from broker-dealers and clearing organizations at December 31, 2012 were as follows:

Deposits for Securities Borrowed/Loaned	$	250,861
Receivable from Clearing Organizations		54,485
TOTAL RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS	$	305,346

NOTE 4 - Property and Equipment

Property and equipment at December 31, 2012 were as follows:

Equipment	$	115,420
Software		9,025
Furniture and Fixtures		27,549
Leasehold Improvements		25,820
TOTAL PROPERTY AND EQUIPMENT		177,814
Less: Accumulated Depreciation		153,481
NET PROPERTY AND EQUIPMENT	$	24,333

Depreciation expense for the year ended December 31, 2012 was $8,745.

NOTE 5 - Lease Commitments

The LLC leases office space under a month to month operating lease with monthly payments totaling $2,292. Rental expense for the year ended December 31, 2012 was $27,504.

The LLC leased equipment under a non-cancelable operating lease with monthly payments totaling $685. The lease expired February 2012. Rental expense for the year ended December 31, 2012 was $4,324 which includes a final fee and additional repairs.

NOTE 6 - Concentrations of Credit Risk

The LLC is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the LLC may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the LLC's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 - Net Capital Requirements

The LLC is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2012, the LLC had net capital of $180,434, which was $130,434 in excess of its required net capital of $50,000. The LLC's aggregate indebtedness to net capital ratio was .69 to 1.

NOTE 8 - Major Customers

During the year ended December 31, 2012, the LLC had one major customer. Gross revenue from this customer amounted to 19.74% of gross revenue for the year ended December 31, 2012.

NOTE 9 - Exempt Provisions of Rule 15c3-3

The LLC operates under the provision of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of the rule.

NOTE 10 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the LLC has evaluated those events and transactions that occurred from January 1, 2013 through February 27, 2013, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.


INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

We have audited the financial statements of Radnor Research & Trading Company, LLC as of and for the year ended December 31, 2012, and have issued our report thereon dated February 27, 2013, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedule I, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Stephano Slack LLC

Stephano Slack LLC

February 27, 2013
Wayne, Pennsylvania

-11-

RADNOR RESEARCH & TRADING COMPANY, LLC
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2012

NET CAPITAL

Total Members' Equity		$ 206,751
Deductions		
Non-Allowable Assets		
Memberships in Exchanges Owned	1,750	
Property and Equipment, Net Accumulated Depreciation	24,333	
Other Assets	234	
TOTAL DEDUCTIONS		26,317
NET CAPITAL		$ 180,434

COMPUTATION OF AGGREGATE INDEBTEDNESS

Cash Overdraft	$ 8,298	
Accounts Payable	108,096	
Accrued Expenses	8,556	
TOTAL AGGREGATE INDEBTEDNESS		$ 124,950

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:

MINIMUM NET CAPITAL REQUIRED (6 2/3% x $124,950)	$ 8,330
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER	$ 50,000
NET CAPITAL REQUIREMENT	$ 50,000
EXCESS NET CAPITAL	$ 130,434
EXCESS NET CAPITAL AT 120% OF NET CAPITAL REQUIREMENT	$ 120,434
TOTAL AGGREGATE INDEBTEDNESS	$ 124,950
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.69 to 1

RECONCILIATION WITH LLC'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2012)

NET CAPITAL, AS REPORTED IN LLC'S PART II (UNAUDITED) FOCUS REPORT	$ 180,434
AUDIT ADJUSTMENTS	
NO AUDIT ADJUSTMENTS NOTED	0
NET CAPITAL PER ABOVE	$ 180,434



ACCOUNTANTS AND TAX ADVISORS

<u>INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER
CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3</u>

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

In planning and performing our audit of the financial statements of Radnor Research & Trading Company, LLC (the "LLC"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of the LLC's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the LLC including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the LLC in any of the following:

1.   Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2.   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

-14-

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600   *fax* 610-687-0016

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the LLC has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the LLC's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 27, 2013
Wayne, Pennsylvania



STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Radnor Research & Trading Company, LLC
Radnor, Pennsylvania

      In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Radnor Research & Trading Company, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and the New York Stock Exchange, solely to assist you and the other specified parties in evaluating Radnor Research & Trading Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Radnor Research & Trading Company, LLC's management is responsible for Radnor Research & Trading Company, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences;

3.   Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

-16-

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600   fax 610-687-0016



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

February 27, 2013
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ www.stephanoslack.com